                          PITNEY BOWES INC.                 EXHIBIT (vii)

        COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

(Dollars in thousands)

                                      Years Ended December 31,
                               1996      1995      1994    1993(2)    1992(2)
Income from continuing
 operations before
 income taxes              $684,383  $618,931  $566,507  $498,860  $411,954

Add:
 Interest expense           203,877   226,110   194,115   189,292   230,764
 Portion of rents
  representative of
  the interest factor        40,538    42,064    42,339    33,842    33,786
 Amortization of
   capitalized interest         914       914       914       914       914

 Minority interest in the
  income of subsidiary
   with  fixed charges        8,121     5,013         -         -         -

Income as adjusted         $937,833  $893,032  $803,875  $722,908  $677,418

Fixed charges:
 Interest expense          $203,877  $226,110  $194,115  $189,292  $230,764
 Capitalized interest         1,201     2,178       733         -         -
 Portion of rents
  representative of
  the interest factor        40,538    42,064    42,339    33,842    33,786
 Minority interest in the
  income of subsidiary
   with  fixed charges        8,121     5,013         -         -         -

                           $253,737  $275,365  $237,187  $223,134  $264,550
Ratio of earnings to
 fixed charges                 3.70      3.24      3.39      3.24      2.56

Ratio of earnings to
 fixed charges excluding
  minority  interest           3.79      3.28      3.39      3.24      2.56

(1) The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes and fixed charges by fixed charges. Included in fixed charges is one-third of rental expense as the representative portion of interest.

(2) Reclassified to reflect discontinued operations.